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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

AUTONOMY CORPORATION PLC

Commission File Number 000-30716

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        On each of 1 December 2004, 2 December 2004, 3 December 2004, 8 December 2004, 10 December 2004, 13 December 2004, 14 December 2004, 15 December 2004, 16 December 2004, 17 December 2004 and 20 December 2004 the Company issued a release through the London Stock Exchange's Registered News Service in accordance with the Listing Rules of the United Kingdom Listing Authority, announcing details of purchases by the Company of its own shares for cancellation. Copies of the releases are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

        On 31 December 2004 the Company issued a release announcing that the Company was to voluntarily terminate its American Depositary Receipt program. A copy of the release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits
99.1	Releases issued on each of 1 December 2004, 2 December 2004, 3 December 2004, 8 December 2004, 10 December 2004, 13 December 2004, 14 December 2004, 15 December 2004, 16 December 2004, 17 December 2004 and 20 December 2004 announcing details of purchases by the Company of its own shares for cancellation.
99.2	Release issued on 31 December 2004 that the Company was to voluntarily terminate its American Depositary Receipt program.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: 5 January 2005	By:	/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Releases issued on each of 1 December 2004, 2 December 2004, 3 December 2004, 8 December 2004, 10 December 2004, 13 December 2004, 14 December 2004, 15 December 2004, 16 December 2004, 17 December 2004 and 20 December 2004 announcing details of purchases by the Company of its own shares for cancellation.
99.2	Release issued on 31 December 2004 that the Company was to voluntarily terminate its American Depositary Receipt program.

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SIGNATURES
INDEX TO EXHIBITS